

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



December 29, 2005

Allison M. Keller
O'Melveny & Myers LLP
1999 Avenue of the Stars
Los Angeles, CA 90067-6035

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/29/2005

Re: Univision Communications Inc.

Dear Ms. Keller:

This is in regard to your letter dated December 21, 2005 concerning the shareholder proposal submitted by William Steiner for inclusion in Univision's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Univision therefore withdraws its December 5, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Securities Exchange Act of 1934
Rule 14a-8

O'MELVENY & MYERS LLP

1999 Avenue of the Stars
Los Angeles, California 90067-6035

TELEPHONE (310) 553-6700
FACSIMILE (310) 246-6779
www.omm.com

BEIJING
BRUSSELS
HONG KONG
LONDON
LOS ANGELES
NEWPORT BEACH

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
TOKYO
WASHINGTON, D.C.

Via Overnight Courier

December 5, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: *Univision Communications Inc. - Exclusion of Shareholder Proposal Submitted by William Steiner*

Ladies and Gentleman:

We are submitting this letter on behalf of our client, Univision Communications Inc. (the "Company"). This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2006 annual meeting of stockholders (the "Proxy Materials") a proposal (the "Proposal") it received from William Steiner, naming John Chevedden as his designated representative (together, the "Proponent"). The Proposal requests that the board of directors change the Company's governing documents to require that the Chairman of the Board serve in that capacity only and have no management duties, titles, or responsibilities.

The Company intends to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(f)(1) because the Proponent failed to provide, within the required 14-day period following receipt of the Company's request, documentary support evidencing that he satisfied the minimum ownership requirement. In addition, it appears the Proponent has failed to provide sufficient evidence that he has held the requisite amount of shares for one year by the date of the Proposal as required by Rule 14a-8(b)(1).

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, we are enclosing six copies of this letter and each exhibit. By copy of this letter being sent simultaneously via U.S. Mail, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

Basis for Omission - The Proponent failed to meet the eligibility requirements of properly proving beneficial ownership under Rule 14a-8(f)(1) and Rule 14a-8(b) and the Company may, therefore, exclude the Proposal.

The Company believes it may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent's substantiation of his eligibility to submit the Proposal under Rule 14a-8(b) was neither timely nor proper. Rule 14a-8(b)(1) provides, in relevant part, that "in order to be eligible to submit [a proposal], a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder submits] the proposal." The Proponent did not include evidence of ownership when he submitted his Proposal on October 19, 2005. The Proponent does not appear in the Company's records of registered shareholders, and his ownership could not be confirmed. Although the Proponent indicated in the letter accompanying his Proposal that verification of his stock ownership would be provided in a separate letter, the Company still had not received any such letter by October 31, 2005. Accordingly, by letter dated October 31, 2005, (the "October 31 letter") (Exhibit B), the Company informed the Proponent of the requirements of Rule 14a-8(b), requesting "a written statement from the registered holder of [the Company] shares verifying that [the Proponent] has continuously held at least $2,000 in market value, or 1% of the Company's securities entitled to be voted on the proposal at the annual meeting for at least one year before [the Proponent] submitted [the Proposal]." The October 31 letter also indicated that, pursuant to Rule 14a-8(f)(1), the requested documentation was required to be postmarked, or transmitted electronically, within 14 days of receipt of the request. The Company has documentation confirming that the Proponent received the October 31 letter on November 1, 2005, which was within 14 days of the Company's receipt of the Proposal. *See* Exhibit C.

The Proponent's response, sent to the Company via facsimile (Exhibit D) on November 16, 2005, was deficient because the Proponent responded more than 14 days after the Proponent received the Company's October 31 letter (November 1 - November 16).

In addition, the purported substantiation of ownership itself appears to be deficient because it certified ownership of $2,000 in market value of the Company's shares for only an eight month period preceding the date on which the Proposal was submitted. On November 16, 2005, the Company received via Mr. Chevedden's facsimile a letter from Mark Filiberto stating that (i) Mr. Steiner is and has been the beneficial owner of 2,000 shares of the Company, and (ii) Mr. Steiner has held at least $2,000 worth of such shares since February 24, 2005. In a statement appearing to conflict with item (ii), Mr. Filiberto's letter goes on to state that Mr. Steiner has held at least $2,000 worth of the Company's shares from at least one year prior to the date the proposal was submitted to the Company. In an effort to reconcile these inconsistent statements, we left a voicemail for Mr. Chevedden on November 17, 2005 at the phone number the Proponent provided in Exhibit A. Having received no reply from Mr. Chevedden, we phoned Mr. Filiberto who confirmed February 24, 2005 as the date on which Mr. Steiner acquired all 2,000 of his shares of the Company for which Mr. Filiberto acted as broker. Thus, we have been informed that the Proponent's purported evidence merely provides verification of continuous ownership for approximately eight months as of the date the Proposal was submitted (February 24, 2005 - October 19, 2005). Therefore, the facsimile was neither timely under Rule 14a-8(f)(1) nor evidence of Proponent's eligibility under Rule 14a-8(b).

The Staff has consistently taken a no-action position concerning a company's omission of shareholder proposals based on the shareholder's failure to comply with Rules 14a-8(f)(1) and 14a-8(b). *See, e.g., The Mills Corporation* (March 15, 2005) (proposal excludable where shareholder verified the requisite beneficial ownership 11 days after the 14-day response period); *Safescript Pharmacies, Inc.* (February 27, 2004) (proposal excludable where the shareholder's corrected proposal was submitted two days after the 14-day response period); *Time Warner Inc.* (January 21, 2005) (proposal excludable where the shareholder, through Mr. John Chevedden, the Proponent's proxy both in this instance and in Time Warner, failed to supply, within the 14-day response period, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one year period as of the date that he submitted the proposal); *Nabors Industries Ltd.* (March 8, 2005) (proposal excludable where the shareholder failed to provide proof of ownership within the 14-day response period and where the untimely proof was dated incorrectly with no indication that the shareholder had held the securities for the requisite continuous year before submitting the proposal); *see also Transocean Inc.* (March 7, 2003) (proposal excludable where the shareholder's proof of ownership, though timely, proved ownership for a continuous period of only approximately eleven months as of the date the proposal was submitted).

For the foregoing reasons, the Company respectfully submits that the Proposal is excludable under Rule 14a-8(f)(1) and Rule 14a-8(b). If the Staff wishes to discuss this matter further, please contact the undersigned, or C. Douglas Kranwinkle, General Counsel to the Company, at (310) 556-7676.

Sincerely,



Allison M. Keller
of O'MELVENY & MYERS LLP

AMK:krh
Enclosures

cc: Mr. William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. John Chevedden
2215 Nelson Avenue, No. 555
Redondo Beach, CA 90278

C. Douglas Kranwinkle, Esq.
Univision Communications Inc.
1999 Avenue of the Stars, Suite 3050
Los Angeles, CA 90067

CC1:726310.3

Exhibit A

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. A. Jerrold Perenchio
Chairman
Univision Communications Inc. (UVN)
1999 Avenue of the Stars Ste 3050
Los Angeles CA 90067

Dear Mr. Perenchio,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,



William Steiner

10/13/05
Date

cc: Robert V. Cahill
Corporate Secretary
Phone: 310 556-7665
Fax: 310 556-7615
Fax: 310-556-3568

[October 19, 2005]

3 – Independent Board Chairman

RESOLVED: Stockholders request that our Board of Directors change our governing documents to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

When a person acts both as a company's Chairman and its CEO, a vital separation of power is eliminated – and we as the owners of our company are deprived of both a crucial protection against conflicts of interest and also of a clear and direct channel of communication to our company through our Chairman.

54% Yes-Vote

Twenty (20) shareholder proposals on this topic won an impressive 54% average yes-vote in 2005. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Progress Begins with One Step

It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:
  - "F" in Overall Board Effectiveness.
  - "F" in Shareholder Responsiveness.
  - "F" in Takeover Defenses.
  - "D" in Accounting.
  - Overall Governance Risk Assessment = High
- We had no Independent Chairman and not even a Lead Director – Independent oversight concern.
- Cumulative voting was not allowed.

Additionally:

- Our company is a controlled company, meaning that a single shareholder block controls more than 50% of the voting shares. The Corporate Library said that while such firms are currently exempted from many standards of board independence, TCL research suggests that these companies are actually more likely to experience poor corporate difficulties, and should therefore be held to even higher standards.
- Our company's ownership structure includes a class of voting shares allowed 10-times the number of votes as another.
- Three of our directors were insiders – Independence concern.
- Two of our directors had non-director business with our company – Independence concern.
- At least 3 directors owed no stock – Commitment concern.

I believe these sub-optimal governance examples at our company reinforce the reason to adopt the above RESOLVED statement to improve our corporate governance and shareholder value.

Moreover
It is well to remember that at Enron, WorldCom, Tyco, and other legends of mis-management and/or corruption, the Chairman also served as CEO. When a Chairman runs a company as Chairman and CEO, the information given to directors may or may not be accurate. If a CEO wants to cover up improprieties and directors disagree, with whom do they lodge complaints? The Chairman?

Independent Board Chairman
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

Exhibit B

UNIVISION COMMUNICATIONS INC.
1999 AVENUE OF THE STARS, SUITE 3050
LOS ANGELES, CALIFORNIA 90067-6022
(310) 556-7655
(310) 556-3568 FAX

C. DOUGLAS KRANWINKLE


UNIVISION

VIA FEDERAL EXPRESS

October 31, 2005

Mr. William Steiner
c/o Mr. John Chevedden
2215 Nelson Avenue, No. 555
Redondo Beach, CA 90278

Dear Mr. Steiner:

We have received your notice that you intend to present a proposal at the 2006 annual meeting of stockholders of Univision Communications, Inc. (the "Company"). In your letter dated October 13, 2005 and received October 19, 2005, you state that "verification of stock ownership will be forwarded" and that "Stock will be held until after the annual meeting."

Please be aware that pursuant to Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, you are required to prove your eligibility to submit a proposal as a beneficial owner of shares of the Company by providing a written statement from the registered holder of the shares verifying that you have continuously held at least $2000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the annual meeting for at least one year before the time you submitted your proposal. Your response must be postmarked, or transmitted electronically, within fourteen days of your receipt of this letter.

Sincerely,

C. Douglas Kranwinkle
Executive Vice President and General Counsel

CDK:fb

Exhibit C

This tracking update has been requested by:

Name: 'not provided by requestor'

E-mail: 'not provided by requestor'

Our records indicate that the following shipment has been delivered:

Tracking number:	790697058171
Ship (P/U) date:	Nov 1, 2005
Delivery date:	Nov 1, 2005 08:56 AM
Sign for by:	J.CHETTVAN
Delivered to:	Residence
Service type:	FedEx Priority Overnight
Packaging type:	FedEx Envelope
Number of pieces:	1
Weight:	0.5 LB

Shipper Information
FRANCES BIRAL
UNIVISION COMMUNICATIONS INC
1999 AVENUE OF THE STARS, SUITE 305
LOS ANGELES
CA
US
90067

Recipient Information
William Steiner
c/o John Chevedden
2215 Nelson Avenue, #205
Redondo Beach
CA
US
90278

Special handling/Services:
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Thank you for your business.

Exhibit D


DJF
DISCOUNT BROKERS

Date: 14 November 2005

To whom it may concern:

As introducing broker for the account of William Steiner, account number AHS-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 2000 shares of Univision Com A; having held at least two thousand dollars worth of the above mentioned security since the following date: 2/24/05, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,



Mark Filiberto,
President
DJF Discount Brokers

(4 NV)

Post-it® Fax Note 7671	Date 11-16-05 # of pages ▶
To Doug h. Kranwinkle	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 310-556-3568	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Friday, December 16, 2005 1:30 AM
To: CFLETTERS
Subject: Re Univision Communications Inc. (UVN) No-Action Request Independent Board Chairman

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 15, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Univision Communications Inc. (UVN)
Rule 14a-8 Proposal: Independent Board Chairman
Shareholder: William Steiner

Ladies and Gentlemen:

This proposal is now withdrawn.

Sincerely,

John Chevedden

cc:
William Steiner
Douglas Kranwinkle
FX: 310-556-3568



Securities Exchange Act of 1934
Rule 14a-8

O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
HONG KONG
LONDON
LOS ANGELES
NEWPORT BEACH

1999 Avenue of the Stars
Los Angeles, California 90067-6035

TELEPHONE (310) 553-6700
FACSIMILE (310) 246-6779
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
TOKYO
WASHINGTON, D.C.

Via Overnight Courier

December 21, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RECEIVED
2005 DEC 28 AM 11:22
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: *Univision Communications Inc. - Withdrawal of Exclusion of Shareholder Proposal Submitted by William Steiner*

Ladies and Gentleman:

We are submitting this letter on behalf of our client, Univision Communications Inc. (the "Company"). We are writing with regard to our letter to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission dated December 5, 2005 requesting the Staff not to seek enforcement action for the Company's omission of a shareholder proposal submitted by William Steiner, naming John Chevedden as his designated representative (together, the "Proponent").

In light of the Proponent's December 15, 2005 letter withdrawing his proposal (a copy of which is attached as Exhibit A), the Company hereby withdraws December 5, 2005 request under Rule 14a-8 of the Securities Exchange Act of 1934.

Sincerely,

Allison M. Keller
of O'MELVENY & MYERS LLP

AMK:krh
Enclosures
cc: Mr. William Steiner
Mr. John Chevedden
C. Douglas Kranwinkle, Esq., Univision Communications Inc.

CC1:728924.1

Exhibit A

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 15, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Univision Communications Inc. (UVN)
Rule 14a-8 Proposal: Independent Board Chairman
Shareholder: William Steiner

Ladies and Gentlemen:

This proposal is now withdrawn.

Sincerely,

John Chevedden

cc:
William Steiner
Douglas Kranwinkle
FX: 310-556-3568